October 10, 2012	TSX: GPR
For Immediate Release	NYSE MKT: GPL
NEWS RELEASE

GREAT PANTHER SILVER REPORTS THIRD QUARTER 2012 PRODUCTION RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the “Company”) reports third quarter (“Q3”) production results from its two wholly-owned Mexican silver mining operations, Guanajuato and Topia.

Q3 Production Summary

Mine	Tonnes Processed	Grade Ag g/t	Grade Au g/t	Recovery Ag %	Recovery Au %	Silver oz	Gold oz	Silver Eq oz [1]
Guanajuato	43,714	188	2.22	90.9	91.9	239,992	2,866	411,959
Topia	14,593	316	0.55	89.0	57.8	131,865	149	180,627
Consolidated	58,307	n/a	n/a	n/a	n/a	371,857	3,015	592,586

Below is a snapshot of production results for Q3 2012 compared to Q3 2011:

  Ore processed at the two operations was up 9% to 58,307 tonnes;
  Overall metal production was up 22% to 592,586 Ag eq oz;
  Gold production was up 102% to 3,015 ounces (“Au oz”);
  Silver production was up 8% to 371,857 ounces (“Ag oz”);
  Guanajuato ore grades of 188 g/t Ag and 2.22g/t Au, or 321g/t Ag eq, were up 32%;
  Guanajuato achieved very good metallurgical recoveries of 90.9% and 91.9% for silver and gold respectively;
  Ore processed at Topia was up 22% from Q3 2011, to 14,593 tonnes; and
  Topia ore grades were down 19% to 442g/t Ag eq.
1.

Silver equivalent ounces in 2012 were established using prices of US$28 per oz, US$1,680 per oz, US$0.85 per lb, and US$0.85 per lb for silver, gold, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Guanajuato Mine Complex

The Guanajuato operation processed 43,714 tonnes (up 6% from Q3 2011) at ore grades of 188g/t Ag and 2.22g/t Au, or 321g/t Ag eq (up 32% from Q3 2011). Metal production included 239,992 Ag oz and 2,866 Au oz or 411,959 Ag eq oz, up 44% from Q3 2011.

The Guanajuato plant achieved very good silver and gold recoveries of 90.9% and 91.9% respectively, due to the additional of a re-grind mill which was commissioned in April and improved process control.

Development and production in the lower levels of Cata yielded 14,785 tonnes grading 331g/t Ag and 1.87g/t Au and constituted 51% of total metal production. Ore development on the 525 metre level in Cata will commence before the end of the year. The current production from three levels in Santa Margarita area continues to add to gold production with 9,549 tonnes averaging 5.39g/t Au and 26g/t Ag during the quarter. Similar tonnages and grades are expected for the fourth quarter.

Ore produced from Los Pozos totaled 11,962 tonnes at grades of 173g/t Ag and 0.77g/t Au. The 420 metre level has been accessed to allow development along strike during the fourth quarter.

Production stoping in the Guanajuatito area continued from the 160 metre level and development on ore in the north zone on level 200 with ore production totaling 3,407 tonnes at grades of 174g/t Ag and 0.89g/t Au. During the fourth quarter, stoping will begin in the north zone with the development of the new 245 metre level stoping block. Ramp development continues towards both the lower levels of this mine and towards Valenciana.

The Rayas shaft was closed for maintenance during the latter part of the third quarter, primarily to enhance the overall safety conditions. A thorough assessment is underway and, when complete, will determine the cost and length of time required for rehabilitative work. In the interim, workers are accessing the mine via the main Guanajuato Ramp. While this has had a minor impact on productivity, steps are being taken to mitigate the situation until such time as the Rayas shaft is back in operation.

San Ignacio Project

On August 21st, the Company announced it had signed a definitive agreement for the purchase of a 100% interest in certain surface rights on its wholly-owned San Ignacio Project ("San Ignacio") in Guanajuato, Mexico. A total of 19.4 hectares have been purchased, thereby allowing sufficient space for access to and construction of a portal for the development of a ramp, for waste dumps, and for auxiliary infrastructure. With the acquisition of the surface rights, the Company has now applied for the permits required for the underground development.

The next steps towards the advancement of San Ignacio are as follows: Phase V drill program is being planned for 2013, consisting of approximately 7,000 metres of drilling including approximately 6,000 metres of detailed infill drilling; permitting is anticipated to be completed by first quarter, 2013; new portal and ramp construction expected to begin early second quarter, 2013; first vein development to be extracted by fourth quarter, 2013; and production anticipated to begin to ramp up early in 2014.

Topia Mine

The Topia operation processed 14,593 tonnes (up 22% from Q3 2011) at ore grades of 316g/t Ag, 0.55g/t Au, 1.69% Pb and 2.78% Zn, or 442g/t Ag eq (down 19% from Q3 2011). Metal production included 131,865 Ag oz, 149 Au oz, 497,819 Pb lbs and 812,445 Zn lbs or 180,627 Ag eq oz, down 9% from Q3 2011.

Silver recovery was 89.0%, gold recovery was 57.8%, lead recovery was 91.4% and zinc recovery was 90.9% . In addition to processing the Company’s ore, 1,496 tonnes were custom milled for a local miner. Following the drought in the first half of 2012 that impeded plant operations, heavy rains in the third quarter caused humidity problems for crushing and screening. Despite this, overall throughput was increased due to the draw-down on ore stockpiles. The inventory of ore at the plant will continue to be depleted throughout the fourth quarter and is anticipated to be completely processed by year-end.

Outlook

Metal production for the first nine months of the year totaled 1,705,974 Ag eq oz as compared to 1,654,719 Ag eq oz for the first nine months of 2011, a 3% increase. Metal production for the third quarter of 2012 increased 7% over the second quarter of 2012 as several operating efficiencies, implemented earlier in the year, began to positively impact operations.

However, based upon production to date, and expectations for production for the remainder of the fourth quarter, the Company is adjusting its guidance for metal production to a range of 2.2 to 2.4 million Ag eq oz for fiscal 2012 as compared to 2.5 to 2.75 as previously anticipated.

Great Panther continues to seek out opportunities to add production in the districts within which it is already operating. To that end, the Company has purchased a 100% interest in the 7,900 hectare, El Horcon Property, within trucking distance of the Company’s Guanajuato Complex. El Horcon is a past producing mine and the Company expects to commence a drill program in the first quarter of 2014 to delineate a resource.

Robert F. Brown, P. Eng., Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine Complex and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Graham Parsons, Vice President, Operations for Great Panther Silver Limited and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a profitable, primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, including the development stage San Ignacio Project. In addition, the Company is also pursuing acquisition opportunities throughout Latin America to add additional mines to its portfolio of properties. Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer	Rhonda Bennetto
Chief Executive Officer	Vice President Corporate Communications
1-888-355-1766	1-888-355-1766

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.